

Tradition With A Touch Of Modern



1 The Genesis



Inspired





Inspired


traditional shapes + modern
a way from heat, safer
DIAL
2 nested pieces
other top variation
space
wood
ceramic/ can withstand heat
fastened
OR
lays flat within slits
THEN
functions as steam release also
drip chamber

Inspired



PRIORITIES:
① light
② comfortable handles
↳ (not hot)
③ ties to ethiopian forms
④ cohesive form
⑤ sleek
STYLING IDEAS:
dark wood, ties to ethiopian forms
does it fit the "sleek" style?
VARIATIONS:
simple! nice wrap around, but not much cultural connection
white ceramic
TOP
SIDE
dark wood
this would be super cohesive. must check about manufacturing.
more traditional...
inspired by ceramics
merges ceramic style + simplicity
leather? good natural element to connect with culture? also sleek

2 The Process



Precision Milling



Working With Negatives



Minimizing
User Input





Cutting Edge
Heating Element

3 The End Result





Glass-ceramic cooktop

Simple temperature setting

A single piece of wood

Ergonomic handles

Because of the electro-magnetic induction heating element, the device remains cool while cooking. This allowed us to use natural materials like wood and ceramic.





4 The Numbers



Competition

There are three major companies selling the mogogo.

All of them have a industrial finish.

Made out of cheap plastic that smells when heated.

All use a heating coil that is at least 20% less efficient than our technology.

Their heating elements are extremely dangerous when unattended.







Market

There are 30'000+ Eritreans and 450'000+ Ethiopians in the U.S. alone.

Almost every household has one of the older grills at home.

Suggested price is $300 which gives a ceiling market of $28 million for the US market. (Based on average household number)

Easily expandable to Europe, Middle East and Africa.






OUR MISSION

Safety and innovation without sacrificing traditional and culture.







End

